Exhibit 99.2

Item 2.	Properties

Our principal executive office is located in Philadelphia, Pennsylvania. We lease office space pursuant to a lease agreement that expires on March 31, 2011. As of December 31, 2009 the future minimum cash payments due under this lease are $0.5 million for 2010 and $0.1 million for 2011.

We lease office space in New York, New York pursuant to a lease agreement that has a ten year term. This lease expires in March 2016. As of December 31, 2009, the future minimum cash payments due under this lease are as follows by fiscal year: 2010—$0.8 million, 2011 through 2014—$0.9 million per year and $1.1 million for the remaining term of the lease.

For our investments in real estate, the leases for our multi-family properties are generally one-year or less and leases for our office and retail properties are operating leases. The following table represents a ten-year lease expiration schedule for our non-residential properties as of December 31, 2009.

Year of Lease Expiration (December 31,)	Number of Leases Expiring during the Year	Rentable Square Feet Subject to Expiring Leases	Final Annualized Rent under Expiring Leases (in 000’s) (a)	Final Annualized Rent per Square Foot under Expiring Leases	Percentage of Total Final Annualized Base Rent Under Expiring Leases	Cumulative Total
2010	86	374,754	$3,469	$9.26	20.3%	20.3%
2011	22	93,356	1,301	13.94	7.6%	27.9%
2012	24	220,868	3,832	17.35	22.3%	50.2%
2013	18	239,184	3,612	15.10	21.1%	71.3%
2014	13	70,604	972	13.77	5.7%	77.0%
2015	7	150,295	1,223	8.14	7.1%	84.1%
2016	2	12,867	308	23.94	1.8%	85.9%
2017	1	42,386	791	18.65	4.6%	90.5%
2018	2	56,947	1,433	25.17	8.4%	98.9%
2019	1	4,038	80	19.81	0.5%	99.4%
2020 and thereafter	2	5,314	102	19.28	0.6%	100.0%

Total	178	1,270,613	$17,123	$13.48	100.0%

(1)	“Final Annualized Rent” for each lease scheduled to expire represents the cash rental rates of the respective tenants for the final month prior to expiration multiplied by 12. For a description of our investments in real estate, see Item 1—“Business—Our Investment Portfolio—Investments in real estate” and Item 8—“Financial Statements and Supplementary Data—Schedule III.”

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